UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 31, 2008

Commission File Number : 333-151676

GDF SUEZ

(Translation of registrant’s name into English)

16-26 rue du Docteur Lancereaux, 75008 Paris, France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

A description of events affecting the Registrant (formerly known as Gaz de France S.A.) is set forth in the press releases and financial notices issued by the Registrant, attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, 99.6, 99.7, 99.8, 99.9 and 99.10, each of which is incorporated by reference herein in its entirety.

Exhibit Index:

Exhibit 99.1:	Press release, dated October 17, 2008, entitled “GDF SUEZ successfully issued a €1.9 billion bond transaction.”

Exhibit 99.2:	Press release, dated October 15, 2008, entitled “Qatari Diar, BARWA and GDF SUEZ Group signed the Shareholders Agreement to Establish a Multi-Utility Company in Qatar.”

Exhibit 99.3:	Press release, dated October 14, 2008, entitled “Electrabel.”

Exhibit 99.4:	Press release, dated October 10, 2008, entitled “GDF SUEZ Statement.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GDF SUEZ
(Registrant)

Date: October 31, 2008	By	/s/ Yves de Gaulle
	Name:	Yves de Gaulle
	Title:	General Secretary